Exhibit 99.1

Postmedia Network Canada Corp.

Notice of Investors’ Teleconference

October 6, 2011 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or “the Company”) will host a conference call on Friday, October 28, 2011 at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended August 31, 2011.

Paul Godfrey, President and CEO and Doug Lamb, EVP and CFO will host the call. Earlier in the day on October 28, 2011 the Company will issue a press release disclosing these results and related financial information. Materials will also be posted to the Company’s website, www.postmedia.com.

Investors and analysts may participate in the call at 1-800-704-8781.

Media and other interested persons are invited to participate in the call on a listen only basis at 1-800-672-8962.

For those unable to participate in the live call, a recorded version will be available approximately one hour after the call until November 4 and can be accessed at 1-416-626-4100 or 1-800-558-5253 using the passcode 21541258.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

For more information:

Phyllise Gelfand

Director of Communications

(416) 442-2936

pgelfand@postmedia.com